Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER 2013

Surpasses 700,000 subscribers globally

Revenues of $43.2 million and EPS of $0.32

AZOUR, Israel – August 5, 2013 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2013.

Highlights of the Second quarter
•	A 18 thousand increase in net subscribers in the quarter, to a record of 702 thousand as of June 30, 2013;
•	Gross margin at 50.9% and record operating margin at 23.5%;
•	EBITDA of $13.7 million or 31.7% of revenues;
•	Generated $11.9 million in operating cash flow; ended the quarter with $38.5 million in net cash (including long-term deposits);
•	Dividend of $3.5 million declared for the quarter;

Second quarter 2013 Results
Revenues for the second quarter of 2013 were $43.2 million, representing a 15% growth from revenues of $37.6 million in the second quarter of 2012. 74% of revenues were from location based service subscription fees and 26% from product revenues.

Revenues from subscription fees increased 14% over the same period last year. The increase in subscription fees was primarily due to the growth in the subscriber base, which expanded from 639,000 as of June 30, 2012, to 702,000 as of June 30, 2013.

Product revenues increased by 18% compared with the same period last year. This increase was driven primarily by sales in Israel.

Gross profit for the second quarter of 2013 was $22.0 million (50.9% of revenues), an increase of 19% compared with $18.4 million (49.1% of revenues) in the second quarter of 2012.

Operating profit for the second quarter of 2013 was $10.2 million (23.5% of revenues), an increase of 43% compared with an operating profit of $7.1 million (18.9% of revenues) in the second quarter of 2012.

EBITDA for the quarter was $13.7 million (31.7% of revenues), an increase of 30% compared to an EBITDA of $10.5 million (28.1% of revenues) in the second quarter of 2012.

Net profit was US$6.7 million in the second quarter of 2013 (15.6% of revenues), compared with a net profit of US$10.1 million (27.0% of revenues) in the second quarter of 2012. Fully diluted EPS in the second quarter of 2013 was US$0.32, compared with fully diluted EPS of US$0.48 in the second quarter of 2012. During the second quarter of 2012, a legal settlement with Leonardo contributed approximately $5 million to the net income.

Cash flow from operations during the quarter was $11.9 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of June 30, 2013, the Company had net cash, including long-term deposits, of $38.5 million or $1.84 per share. This is compared with $34.2 million or $1.63 per share as at December 31, 2012.

For the second quarter, a dividend of $3.5 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our performance in the second quarter of 2013. Our subscriber base continues to show solid growth especially in Brazil and Israel , surpassing the milestone of 700,000 subscribers for the first time. Very evident this quarter is the operating leverage in our business model. We achieved record operating income and operating margin which was driven by our continued revenue growth with minimal growth in operating expenses.”

Conference Call Information

The Company will also be hosting a conference call later today, August 5, 2013 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 702,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of June 30, 2013

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of June 30, 2013

ITURAN LOCATION AND CONTROL LTD.

 CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	June 30,	December 31,
(in thousands)	2013	2012

Current assets

Cash and cash equivalents	33,655	29,453
Accounts receivable (net of allowance for doubtful accounts)	30,893	26,190
Other current assets	16,232	15,399
Inventories	12,732	14,747
	93,512	85,789

Long-term investments and other assets

Deposit in escrow	4,964	4,939
Investments in affiliated company	164	160
Investments in other company	85	82
Other non-current assets	1,596	1,890
Deferred income taxes	3,690	4,174
Funds in respect of employee rights upon retirement	6,019	5,515
	16,518	16,760

Property and equipment, net	33,738	34,156

Intangible assets, net	2,357	2,591

Goodwill	7,833	8,043

Total assets	153,958	147,339

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars (except share data)
	June 30,	December 31,
(in thousands)	2013	2012

Current liabilities

Credit from banking institutions	90	221
Accounts payable	10,564	9,524
Deferred revenues	10,195	9,526
Other current liabilities	25,976	22,373
	46,825	41,644
Long-term liabilities

Liability for employee rights upon retirement	8,895	7,915
Provision for contingencies	2,888	3,864
Other non-current liabilities	100	460
Deferred revenues	983	806
Deferred income taxes	584	643
	13,450	13,688

Stockholders’ equity	89,443	88,027
Non-controlling interests	4,240	3,980
Total equity	93,683	92,007

Total liabilities and equity	153,958	147,339

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars (except share data)		US dollars (except share data)
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2013	2012	2013	2012

Revenues:
Location-based services	63,422	57,335	32,029	28,120
Wireless communications products	20,732	17,951	11,150	9,431
	84,154	75,286	43,179	37,551

Cost of revenues:
Location-based services	23,258	22,634	11,725	11,156
Wireless communications products	17,903	15,850	9,443	7,972
	41,161	38,484	21,168	19,128

Gross profit	42,993	36,802	22,011	18,423
Research and development expenses	334	340	169	157
Selling and marketing expenses	4,972	4,369	2,582	2,228
General and administrative expenses	17,348	17,128	8,638	8,513
Other expenses, net	922	425	466	442
Operating income	19,417	14,540	10,156	7,083
Other income, net	-	6,755	-	6,755
Financing income, net	240	819	179	809
Income before income tax	19,657	22,114	10,335	14,647
Income tax expense	(6,234)	(6,243)	(3,150)	(4,051)
Share in losses of affiliated companies, net	(1)	(14)	(1)	-

Net income for the period	13,422	15,857	7,184	10,596
Less: Net income attributable to non-controlling interests	(690)	(613)	(454)	(452)

Net income attributable to the Company	12,732	15,244	6,730	10,144

Basic and diluted earnings per share attributable to Company’s stockholders	0.61	0.73	0.32	0.48

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2013	2012	2013	2012

Cash flows from operating activities
Net income for the period	13,422	15,857	7,184	10,596
Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	6,694	7,258	3,531	3,448
Exchange differences on principal of deposit and loans, net	130	(183)	33	(309)
Losses (gains) in respect of trading marketable securities	-	(2)	-	2
Increase in liability for employee rights upon retirement	728	659	238	407
Share in losses of affiliated companies, net	1	14	1	-
Deferred income taxes	(452)	(152)	(63)	(770)
Capital losses (gains) on sale of property and equipment, net	9	(5)	(5)	2
Decrease (increase) in accounts receivable	(3,871)	(3,242)	665	(1,017)
Decrease (increase) in other current assets	1,174	(6,159)	952	(4,105)
Decrease (increase) in inventories	2,484	(1,767)	(188)	(524)
Increase (decrease) in accounts payable	(1,158)	2,715	899	1,619
Increase (decrease) in deferred revenues	518	653	(870)	(313)
Increase (decrease) in other current liabilities	1,094	675	(478)	3,365
Net cash provided by operating activities	20,773	16,321	11,899	12,401

Cash flows from investment activities

Increase in funds in respect of employee rights upon retirement, net of withdrawals	(329)	(366)	(187)	(175)
Capital expenditures	(5,660)	(3,758)	(3,090)	(2,760)
Deposit	313	(25)	91	(50)
Proceeds from sale of property and equipment	223	161	79	52
Repayment of loan to a former employee	-	355	-	-
Sale of marketable securities	-	70	-	70
Net cash used in investment activities	(5,453)	(3,563)	(3,108)	(2,863)

Cash flows from financing activities

Short term credit from banking institutions, net	(21)	415	(289)	17
Repayment of long term loans	(114)	(22)	(103)	(11)
Dividend paid to non-controlling interests	(541)	(400)	(541)	(132)
Dividend paid	(9,585)	(28,116)	(7,015)	(28,116)
Net cash provided by (used in) financing activities	(10,261)	(28,123)	(7,948)	(28,242)

Effect of exchange rate changes on cash and cash equivalents	(857)	(928)	(1,030)	(1,265)

Net increase in cash and cash equivalents	4,202	(16,293)	(187)	(19,969)
Balance of cash and cash equivalents at beginning of period	29,453	35,270	33,842	38,946
Balance of cash and cash equivalents at end of the period	33,655	18,977	33,655	18,977

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Company no longer consolidated

	US dollars
	Six month period ended June 30,
(in thousands except per share data)	2013	2012

Working capital	-	890
Property and equipment, net	-	(753)
Intangible assets	-	(137)
	-	-

Supplementary information on investing activities not involving cash flows:

In May 2013, the Company declared a dividend in an amount of US$ 2,894 thousand.  The dividend will be paid in July 2013.

During the six month period ended June 30, 2013, the Company purchased property and equipment in an amount of US$ 2,471 thousand using a directly related liability.

Supplementary disclosure of cash flow information

	US dollars
	Six month period ended June 30,
(in thousands except per share data)	2013	2012

Interest paid	142	102

Income taxes paid, net of refunds	4,226	3,476